UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  December 4, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                     Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: December 4, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	December 4, 2013
13-38-TR

Zinc Alliance for Child Health Funds $1.5 Million Project
to Save Children’s Lives in India

Ahmedabad, India – Today, Canadian partners in the Zinc Alliance for Child Health (ZACH)—Teck, the Micronutrient Initiative (MI) and the Government of Canada—announced $1.5 million in funding to expand a childhood diarrhea treatment program in the Indian state of Gujarat. This funding will support the State Government to scale up the program to all 26 districts in Gujarat and train an additional 97,000 health care workers on the proper treatment of diarrhea using zinc and oral rehydration salts (ORS).

No life-threatening childhood illness affects more children than diarrheal disease. In India, approximately 230,000 children die annually as a result of dehydration, weakened immunity or malnutrition associated with diarrhea. Using zinc, along with ORS, to treat diarrhea not only strengthens the immune system to accelerate recovery, but can save lives.

“The ZACH partnership is committed to reducing child mortality by accelerating the use of zinc supplements and ORS to treat diarrhea, one of the most common killers of children in India,” said M.G. Venkatesh Mannar, President of the Micronutrient Initiative. “We are pleased to support the State of Gujarat’s Diarrhea Alleviation through Zinc and ORS Therapy (DATZ) project that aims to improve the chances of survival for their children.”

The DATZ project currently operates in six districts of Gujarat and has already reached 270,000 children. ZACH, a public-private-civil society alliance, will provide funding for an additional 20 districts, reaching 670,000 children by March of 2016. The project builds on the success of ZACH’s current zinc projects in Africa that have helped treat over five million children since its launch in 2011.

“I congratulate the Government of India and the State Government of Gujarat in their efforts to save and improve the lives of India’s children,” said the Honourable Christian Paradis, Minister of International Development and Minister for La Francophonie. “Canada is focused on improving the lives of children and youth around the world because the world's future depends on their health and well-being. ZACH, with support from Canada’s Muskoka Initiative, works to scale up high impact and cost-effective health solutions.  After the successful launch of projects in countries throughout Africa, the Government of Canada is pleased to see the expansion of ZACH in India.”

“As one of the world’s largest producers of zinc, Teck is committed to addressing the problem of global zinc deficiency,” said Teck Senior Vice President Doug Horswill.  “Since 2011, nearly 270,000 children have benefitted from zinc and ORS supplied by the Gujarat government health service delivery system. This new ZACH funding will help expand an already successful diarrhea treatment project, increasing access to this life-saving treatment for the more than 1 million children under the age of five in Gujarat.”

MI’s efforts in Gujarat focus on training and supervising health workers and caregivers, as well as supporting the development of social marketing materials to increase awareness of zinc and ORS as an effective diarrhea treatment.

ZACH funding will also support the development of supportive supervision of front-line health workers. This includes personalized one-on-one exercises that reinforce skills development through meetings, joint field visits, reviews and refresher training.

About the Micronutrient Initiative
The Micronutrient Initiative is an Ottawa-based, international not-for-profit organization dedicated to ensuring that the world's most vulnerable—especially women and children— in developing countries get the vitamins and minerals they need to survive and thrive through supplementation and food fortification programs. Its mission is to be a global leader in advancing integrated, innovative and sustainable solutions to reduce vitamin and mineral deficiencies through advocacy, technical and programmatic support, in collaboration with others. With Canadian support, the organization is saving and improving the lives of 500 million people annually in more than 70 countries with its child survival, child health, growth and development, and women’s and newborn survival and health programs.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. As one of the world’s largest producers of zinc, Teck is committed to raising awareness and helping solve the global health issue of zinc deficiency. Its Zinc & Health program includes partnerships with UNICEF, Free The Children, the Micronutrient Initiative, the Government of Canada and other organizations. To learn more about Teck’s Zinc & Health program, visit www.zincsaveslives.com. Teck is headquartered in Vancouver, Canada, and its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About the Department of Foreign Affairs, Trade and Development, Canada
Foreign Affairs, Trade and Development Canada (DFATD) leads Canada's international effort to help people living in poverty. DFATD’s aim is to manage Canada's support and resources effectively and accountably to achieve meaningful, sustainable results. It also engages in policy development in Canada and internationally, enabling Canada's effort to realize its development objectives.

Information:

Aynsley Morris
Micronutrient Initiative
Telephone: 613-782-6831
Mobile: 613-218-8427
Email: amorris@MICRONUTRIENT.ORG

Chris Stannell
Teck
Telephone: 604-699-4368
Email: chris.stannell@teck.com

Margaux Stastny, Director of Communications
Office of the Minister of International Development and Minister for La Francophonie
Telephone: 819-953-6238
Email: margaux.stastny@international.gc.ca

Media Relations Office
Foreign Affairs, Trade and Development Canada (DFATD)
Telephone: 819-995-1874
Email: media@international.gc.ca
Follow us on Twitter: @DFATDCanada